SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 Corporate Registry (NIRE) 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. Corporate Taxpayer’s ID (CNPJ/MF) No. 71.476.527/0001-75 Corporate Registry (NIRE) 35.300.348.206 Publicly-Held Company

NOTICE TO MARKET

São Paulo, June 18, 2013 – CONSTRUTORA TENDA S.A. (Bovespa, TEND3) (“Tenda”) and Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA) (“Gafisa”), Brazil’s leading diversified national homebuilder, announced yesterday it has approved to issue debentures, by Tenda (the “Company”), to fund the purchase of the outstanding 20% stake in Alphaville Urbanismo S.A. (“Alphaville”) which it did not already own.

The restricted public offering of 2,500 debentures with a principal amount of R$250 million was approved during Tenda’s Board of Directors meeting held on June 17, 2013.

The debentures will pay interest at a rate of 120% of CDI per annum, and will mature up to 24 months from issue date of June 19, 2013. The debentures will not be convertible into shares.

The Company will use the proceeds of the offering to complete the purchase of the outstanding 20% stake in Alphaville. The difference between the debenture issuance and the purchase price will be funded by own resources.

On June 7, 2013, Gafisa entered into an agreement with Alphaville’s founding partners to complete the purchase of the outstanding 20% stake in Alphaville for a total consideration of R$367 million. On the same date, Gafisa also signed an agreement to sell a majority stake in Alphaville, valuing Alphaville at an equity value of R$2.01 billion, to private equity firms Blackstone Real Estate Advisors L.P. and Pátria Investimentos Ltda. The issue of debentures will facilitate the conclusion of the sale transaction to Blackstone and Patria, which resources will be used to pay off the above mentioned issuance.

The definitive terms and conditions of the debentures are set forth in the Board of Directors minutes dated June 17, 2013, a copy of which was filed with the U.S. Securities and Exchange Commission (SEC) and posted on Gafisa’s website at www.gafisa.com.br/ir.

Gafisa S.A. André Bergstein Chief Financial and Investor Relations Officer	Construtora Tenda S.A. Rodrigo Osmo Investor Relations Officer

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer